SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number 000-33131

                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q
             |_| Form N-SAR

         For Period Ended: December 31, 2007

|_| Transition Report on Form 10-K         |_| Transition Report on Form 10-Q

|_| Transition Report on Form 20-F         |_| Transition Report on Form N-SAR

|_| Transition Report on Form 11-K

         For Transition Period Ended:___________________________________________


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  LEXICON UNITED, INC.

Address of principal executive office (Street and number): 4500 Steiner Ranch Blvd., Suite # 1708, Austin, Texas 78732 .

                                     PART II
                            RULE 12-b 25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|_| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its Form 10-KSB within the prescribed time period without unreasonable effort or expense due to the complexity of certain of its foreign operations. The Registrant anticipates that it will file its Form 10-KSB within the grace period provided by Exchange Act Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification: Elie Saltoun, Chief Executive Officer, Tel. (512) 266-3507
..
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         |X| Yes           |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         |_| Yes           |X| No

 If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              LEXICON UNITED, INC.
                              --------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                     LEXICON UNITED, INC.
                                     --------------------


                                        By:  /S/  Elie Saltoun

                                        -------------------------------
                                        Elie Saltoun
                                        Chief Executive Officer



Date:   March 26, 2008